Filed by Namib Minerals

pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Hennessy Capital Investment Corp. VI

Commission File No.: 001-40846

Filed March 19, 2025

On March 19, 2025, Namib Minerals published the following post on LinkedIn:

Important Information for Investors and Stockholders

In connection with the proposed business combination, Namib Minerals and Greenstone Corporation (“Greenstone”), as co-registrant, have filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Registration Statement”), which includes a prospectus with respect to Namib Minerals’ securities to be issued in connection with the proposed business combination and a proxy statement to be distributed to holders of Hennessy Capital Investment Corp. VI’s (“HCVI”) common stock in connection with HCVI’s solicitation of proxies for the vote by HCVI’s stockholders with respect to the proposed business combination and other matters described in the Registration Statement (the “Proxy Statement”). The SEC declared the Registration Statement effective on March 14, 2025, and HCVI has filed the definitive Proxy Statement with the SEC and mailed copies to stockholders of HCVI. This communication does not contain all the information that should be considered concerning the proposed business combination and is not a substitute for the Registration Statement, Proxy Statement or for any other document that Namib Minerals or HCVI may file with the SEC. Before making any investment or voting decision, investors and security holders of HCVI and Greenstone are urged to read the Registration Statement and the Proxy Statement, and any amendments or supplements thereto, as well as all other relevant materials filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about Greenstone, HCVI, Namib Minerals and the proposed business combination. Investors and security holders will be able to obtain free copies of the Registration Statement, the Proxy Statement and all other relevant documents filed or that will be filed with the SEC by Namib Minerals and HCVI through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Namib Minerals and HCVI may be obtained free of charge from HCVI’s website at hennessycapitalgroup.com or by directing a request to Nicholas Geeza, Chief Financial Officer, PO Box 1036, 195 US Hwy 50, Suite 309, Zephyr Cove, Nevada 89448; Tel: (775) 339-1671. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Forward Looking Statements

All statements other than statements of historical facts contained in this communication, including statements regarding HCVI’s, Greenstone’s, or Namib Minerals’ future financial position, results of operations, business strategy, and plans and objectives of their respective management teams for future operations, are forward-looking statements. Any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are also forward-looking statements. In some cases, you can identify forward-looking statements by words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” “preliminary,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements include, without limitation, HCVI’s, Greenstone’s, Namib Minerals’ or their respective management teams’ expectations concerning the outlook for their or Namib Minerals’ business, productivity, plans, and goals for future operational improvements, growth and capital investments, operational and cost performance, future market conditions, or economic performance and developments in the capital and credit markets and expected future financial performance, including the restart of Greenstone’s Mazowe mine and the Redwing mine and related expansion plans, capital expenditure plans and timeline, the development and goals of the prospective exploration licenses in the Democratic Republic of Congo (the “DRC”), mineral reserve and resource estimates, production and other operating results, productivity improvements, expected net proceeds, including from any PIPE investment,expected additional funding, the percentage of redemptions of HCVI’s public stockholders, growth prospects and outlook of Namib Minerals’ operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of Greenstone’s exploration and production projects, as well as any information concerning possible or assumed future results of operations of Namib Minerals. Forward-looking statements also include statements regarding the expected benefits of the proposed business combination. The forward-looking statements are based on the current expectations of the respective management teams of Greenstone and HCVI, as applicable, and are inherently subject to uncertainties and changes in circumstance and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, (i) the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of HCVI’s securities; (ii) the risk that HCVI will not seek, or otherwise fails, to extent its business combination deadline as necessary for the proposed business combination to be completed; (iii) the failure to satisfy the conditions to the consummation of the proposed business combination, including the adoption of the business combination agreement relating to the proposed business combination (as amended, the “Business Combination Agreement”) by the stockholders of HCVI and Greenstone, the satisfaction of the $25 million minimum cash amount following redemptions by HCVI’s public stockholders and the receipt of certain regulatory approvals; (iv) market risks, including the price of gold; (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; (vi) the effect of the announcement or pendency of the proposed business combination on Greenstone’s business relationships, performance, and business generally; (vii) the outcome of any legal proceedings that may be instituted against Greenstone, Namib Minerals or HCVI related to the Business Combination Agreement or the proposed business combination; (viii) failure to realize the anticipated benefits of the proposed business combination; (ix) the inability to maintain the listing of HCVI’s securities or to meet listing requirements and maintain the listing of Namib Minerals’ securities on the Nasdaq; (x) the inability to remediate the identified material weaknesses in Greenstone’s internal control over financial reporting, which, if not corrected, could adversely affect the reliability of Greenstone’s and Namib Minerals’ financial reporting; (xi) the risk that the price of Namib Minerals’ securities may be volatile due to a variety of factors, including changes in the highly competitive industries in which Namib Minerals plans to operate, variations in performance across competitors, changes in laws, regulations, technologies, natural disasters or health epidemics/pandemics, national security tensions, and macro-economic and social environments affecting its business, and changes in the combined capital structure; (xii) the inability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, identify and realize additional opportunities, and manage its growth and expanding operations; (xiii) the risk that Greenstone may not be able to successfully develop its assets, including expanding the How mine, restarting and expanding its other mines in Zimbabwe or developing its exploration permits in the DRC; (xiv) the risk that Namib Minerals will be unable to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; (xv) political and social risks of operating in Zimbabwe and the DRC; (xvi) the operational hazards and risks that Greenstone faces; and (xvii) the risk that additional financing in connection with the proposed business combination may not be raised on favorable terms, in a sufficient amount to satisfy the $25 million (post-redemptions) minimum cash amount condition to the Business Combination Agreement, or at all. The foregoing list is not exhaustive, and there may be additional risks that neither HCVI nor Greenstone presently know or that HCVI and Greenstone currently believe are immaterial. You should carefully consider the foregoing factors, any other factors discussed in this communication and the other risks and uncertainties described in the “Risk Factors” section of HCVI’s Annual Report on Form 10-K for the year ended December, 31, 2023, which was filed with the SEC on March 29, 2024, the risks described in the Registration Statement, which includes the Proxy Statement, and those discussed and identified in filings made with the SEC by HCVI and Namib Minerals from time to time. Namib Minerals, Greenstone and HCVI caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth in this communication speak only as of the date of this communication. None of Greenstone, HCVI, or Namib Minerals undertakes any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that Greenstone, HCVI, or Namib Minerals will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, up to the consummation of the proposed business combination, in HCVI’s or Namib Minerals’ public filings with the SEC, which are or will be (as appropriate) accessible at www.sec.gov, and which you are advised to review carefully.

Participants in the Solicitation

Greenstone, HCVI, Namib Minerals and their respective directors, executive officers and other members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitations of proxies from HCVI’s stockholders in connection with the proposed business combination. For more information about the names, affiliations and interests of HCVI’s directors and executive officers, please refer to HCVI’s annual report on Form 10-K filed with the SEC on March 29, 2024 and the Registration Statement, Proxy Statement and other relevant materials filed with the SEC in connection with the proposed business combination from time to time. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, which may, in some cases, be different than those of HCVI’s stockholders generally, are included in the Registration Statement and the Proxy Statement. Stockholders, potential investors and other interested persons should read the Registration Statement and the Proxy Statement carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or exchange, the solicitation of an offer to buy or a recommendation to purchase, any securities, or a solicitation of any vote, consent or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. No offering of securities in the proposed business combination shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

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